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                               BPI INDUSTRIES INC.
                        30775 Bainbridge Road, Suite 280
                                Solon, Ohio 44139



October 28, 2005


United States Securities and
     Exchange Commission
Division of Corporation Finance
Attn: Mellissa Campbell Duru
Washington, D.C. 20549-7010


RE:   BPI Industries, Inc.
      Amendment No. 2 to the Registration Statement on Form S-1
      Filed September 6, 2005
      File No. 333-125483


Ladies and Gentlemen:

This letter is in response to the comments made by the staff of the Commission in a letter dated September 19, 2005 with respect to Amendment No. 2 to Form S-1 Registration Statement filed by BPI Industries Inc. (the "Company") on September 6, 2005. Amendment No. 3 to the Form S-1 Registration Statement was filed today by the Company. The changes that have been made to the Form S-1 Registration Statement are noted in this letter below and are numbered in accordance with the staff's comment letter. The changes are also marked on the enclosed five copies of Amendment No. 3.

In the summary section of the prospectus included in Amendment No. 3 under the heading "Recent Developments," we have included disclosures regarding several developments that have occurred since the filing of Amendment No. 2. As we have previously disclosed to the staff, effective August 15, 2005, De Visser Gray resigned as our auditors by mutual agreement and we engaged Meaden & Moore, Ltd. as our new independent accountants. As noted below in response to the comments of the staff of the Commission, several changes appear in Amendment No. 3 in light of our change of auditors. We have also disclosed in the "Recent Developments" section the closing of our private placement of common stock and our application for listing with the American Stock Exchange.

In addition, our disclosures in the section of the prospectus entitled "Business--Legal Proceedings" have changed. In connection with the litigation disclosed in the noted section of Amendment No. 2, Sahara Coal Company, Inc. v. BPI Industries Inc. and James Azlein, Sahara has voluntarily dismissed its complaint. Therefore, no further disclosure regarding this litigation is included in Amendment No. 3.



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October 28, 2005
Page 2


Form S-1


General


1. PLEASE UPDATE YOUR FINANCIAL STATEMENTS, AS REQUIRED BY RULE 3-12 OF REGULATION S-X.

       We have included in Amendment No. 3 financial statements for our fiscal year ended July 31, 2005. We have made corresponding changes throughout Amendment No. 3 to reflect the updated financial statements.

2.     PLEASE FILE UPDATED CONSENTS FROM YOUR INDEPENDENT ACCOUNTANTS.

       We have filed the consent of our new independent accountants, Meaden & Moore, as an exhibit to Amendment No. 3, as well as the consent of De Visser Gray with respect to its report for the periods audited by it. We have also filed an updated legal opinion as an exhibit to Amendment No. 3, as indicated in our prior responses to the Commission.

3. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 14. PLEASE DISCLOSE THE INFORMATION REQUIRED BY ITEM 304 OF REGULATION S-K REGARDING CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE, AS REQUIRED BY ITEM 11(i) OF FORM S-1.

       In response to this comment, we have added to the prospectus the disclosures required by Item 304 of Regulation S-K. The disclosures appear in a new section entitled "Change of Auditor." A more brief disclosure appears in the prospectus summary under the heading "Recent Developments."

Description of our Common Stock, page 52


4. WE HAVE CONSIDERED YOUR RESPONSE NUMBER 13 BUT DO NOT CONCUR. BASED UPON THE CONTENTS OF EXHIBIT A, IT WOULD APPEAR THAT THERE ARE MATERIAL DIFFERENCES BETWEEN THE SUBSTANTIVE PROVISIONS GOVERNING THE COMPANY UNDER BRITISH COLUMBIA LAW VERSUS DELAWARE LAW THAT SHOULD BE ADDRESSED FURTHER IN THE FILING. FOR EXAMPLE, AN INVESTOR MAY DEEM IT RELEVANT TO AN INVESTMENT DECISION THAT AS A SHAREHOLDER OF A BRITISH COLUMBIA CORPORATION, THEY COULD ONLY CHANGE THE CHARTER OF THE CORPORATION WITH A TWO-THIRDS MAJORITY VOTE VERSUS THE LESSER REQUIREMENT UNDER DELAWARE LAW OF A MAJORITY VOTE. INVESTORS SHOULD BE PROVIDED WITH SUCH MATERIAL INFORMATION RELEVANT TO THEM MAKING AN INFORMED INVESTMENT DECISION. WE REITERATE OUR PRIOR COMMENT. PLEASE REVISE THE DISCLOSURE ACCORDINGLY.

       In response to this comment, we have significantly expanded the relevant disclosure contained in the noted section of Amendment No. 3 under a new subsection entitled "Comparison of Shareholder Rights Under British Columbia and Delaware Law."



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October 28, 2005
Page 3


Interim Consolidated Financial Statements (unaudited) as of and for the nine months ended April 30, 2005

Note 10 - Technical Services Agreement, page F-28


5. WE NOTE YOUR RESPONSE TO COMMENT 18 FROM OUR LETTER DATED AUGUST 29, 2005. PLEASE TELL US THE SPECIFIC ACCOUNTING LITERATURE YOU APPLIED IN REACHING YOUR CONCLUSIONS ON THE ACCOUNTING FOR THE STOCK APPRECIATION RIGHTS ISSUED UNDER THE TECHNICAL SERVICES AGREEMENT WITH BHP PETROLEUM (EXPLORATION) INC. IN YOUR RESPONSE, YOU MAY WISH TO EXPLAIN YOUR CONSIDERATION OF THE GUIDANCE FOUND WITHIN SFAS 133, EITF 00-19, FOOTNOTE 4 AND 5 TO EITF 96-18 AND/OR SFAS 123.

       In evaluating the accounting treatment for the Technical Services Agreement (TSA) with BHP Petroleum Exploration Inc. (BHP), we specifically considered the guidance in SFAS 123.

       In accordance with SFAS 123, paragraph 6, "This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities to the supplier in amounts based on the price of the entity's common stock or other equity instruments. ..."

       Further, paragraph 8 states, "...all transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. The fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received. ..."

       Exhibit A of the TSA outlines the Scope of Work required by BHP. According to Item 4 of Exhibit A, that work ("Services") includes:

       a. "To support BPI as operator to conduct 3 MRD pilots (which is intended to include 3 single seam laterals), associated exploration/appraisal, and subsequent development and production.

       b. To provide an assessment of the application of BHP's Tight Radius Drilling ("TRD) technology to BPI's project; and to provide a field test of the TRD technology within the BPI Project area if and when BHP is satisfied that BHP's TRD technology is proven to be commercially and technically viable; subject to section 5 below.

       c. To support BPI in reaching agreement with Drummond on a mine degassing services agreement and to participate with BPI in any such negotiations with Drummond.



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October 28, 2005
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       d.     To involve BHP geology, drilling, reservoir engineering, HSEC, commercial and development personnel on a part time basis to the extent commercially reasonable in relation to the Services set forth in Section 4(a), 4(b) and 4(c) and any other work plan mutually agreed upon by the parties."

       We believe the fair value of the above Services can be reliably measured. Although BHP is not in the business of providing the above Services for a fee, we believe we can estimate the value of their Services by comparing these Services with the comparable services we receive from Halliburton Energy Services.

       Although we decided to pursue the TSA with BHP, it is worth noting that Halliburton specifically offered to provide, as part of our existing arrangement with them, essentially the same services identified in a., c. and d. above.

       With respect to the Services described in b. above, another division of Halliburton currently provides us with an approach to drilling and completion(1) of vertical wells that the TRD technology would, if it proved commercially and technically viable, compete with. Halliburton is constantly refining their technology in this regard and as part of the consulting services we receive from Halliburton, they provide us with regular assessments of the application of their technology to BPI's projects. From the standpoint of assigning a value to the Services to be provided by BHP as described in b. above (i.e., the value of our access to BHP's TRD technology), we considered that section 5 of Exhibit A of the TSA makes clear that the TRD technology is not the BHP technology that is the subject of the TSA. The possible use of BHP's TRD technology is subject to (i) BHP's determination that it is commercially and technically viable and (ii) our ability to reach a mutually acceptable agreement concerning the use of this technology. Although BPI has a right of first refusal to use BHP's TRD technology in the Illinois Basin if it proves to be commercially and technically viable, absent a proposed agreement between BHP and a third party to use this TRD technology in the Illinois Basin, BHP has no obligation to negotiate any agreement with BPI in connection with the TRD technology. In our view the essence of point
       b. above, is that (i) we put BHP on notice that we may be interested in their TRD technology if and when it ever proves to be a viable alternative to our current approach to vertical well completions; and
       (ii) BHP has agreed to keep us apprised of the status of the viability of the TRD technology (and, if it proves viable, BHP will field test it on a BPI project in the Illinois Basin, but nothing more). Although TRD technology might some day prove to be a successful approach to drilling and completing vertical wells, in our view, the extent of our current agreement with BHP concerning this technology provides us with little if any value.

       As part of our existing arrangement with Halliburton, which focuses primarily on vertical well exploration, development and operations, Halliburton provides us with personnel and input that address the same or comparable services as discussed in a., b., and c. above. Although we felt that Halliburton could have provided us with support in our planned horizontal drilling








--------
(1)   Halliburton's completion technology is proprietary to Halliburton.


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October 28, 2005
Page 5

       development and operations, the primary reason we decided to utilize BHP to provide these Services, as opposed to Halliburton, was BHP's practical experience in horizontal well development and operations.(2)

       Our view of the value of the Services to be provided by BHP is that they can be valued based on what we pay Halliburton for similar services, as discussed above. Under our existing agreement with Halliburton, we pay them approximately $1000 per week for the consulting services described above. Our expectation was that BHP personnel would devote approximately 40 hours per month to providing the Services described above. Applying this $1000 per week rate (based on a 40 hour week) to the estimated 40 hours per month we estimate BHP will spend on this project works out to an average rate of $25/ hour. We believe this is a reasonable hourly rate considering the fact that much of the time being invested by BHP is data entry of technical data into mapping and production modeling programs. This data entry is being performed by clerical employees in Australia and as a result we believe that an average rate (i.e., an average of engineering personnel rates and data entry personnel rates) of $25/hour is reasonable. Our actual experience leads us to believe that 40 hours per month is an accurate estimate of the time BHP will devote over the 18 month term of the TSA. We therefore calculated the fair value of services we expect to receive as 18 weeks at $1000/week for a total estimated fair value of $18,000.

       We determined that the fair value of the rights BHP received under the TSA cannot be measured as reliably as the value of the services BPI will receive from BHP. Our reasoning focused on two factors: (1) our inability to reasonably project the path of BPI's stock value over time and (2) identifying the probability that the rights would be exercised. Our analysis included the following considerations:

       - Attempting to project the path of BPI's stock value over time is highly subjective and speculative and would likely be affected by numerous factors that are subject to significant fluctuation during the term of the TSA. Many of these factors, about which we cannot make reliable predictions, could negatively impact our stock value. These factors include:

              - Gas prices are subject to decline from the current historically high prices we have seen during 2005.

              - BPI has never earned a profit and there can be no assurance we will do so in the future.

              - We may not experience success in our development and/or operations.



















-------------
2 Note that the Medium Radius Drilling (MRD) techniques BHP has experience with are horizontal drilling techniques to which, based on our knowledge and their representations, BHP has no proprietary or licensable rights. The principal service we expect to receive from BHP, which in the TSA is referred to as "BHP[] Technology," is advice based on their know-how and experience in developing and operating horizontal wells.



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October 28, 2005
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              -      Our business is subject to a number of risks; see Risk
                     Factors" beginning on page 7 of the prospectus.

       - The stock appreciation rights only have value to the extent that they appreciate above the CAD $2.18 closing price of our stock on March 31, 2005, the date BPI and BHP entered into the TSA. On July 31, 2005, our closing stock price was CAD $1.88/share; substantially below any level that would yield value to BHP.

       - Although in our opinion the likelihood that these rights would ever be exercised is remote, the probability that these rights would ever be exercised cannot be accurately or even reasonably predicted for the following reasons:

              - Based on our discussions with BHP management at the time the TSA was being negotiated, we were advised that there was almost no chance BHP would ever be interested in acquiring BPI and exercising these rights because BPI was not large enough to be of interest to BHP. BPI has not grown by any amount that we believe would be meaningful to BHP. In fact, we controlled the same amount of mineral rights at July 31, 2005, as we did at the time we entered into the TSA.

              - BHP does not have the unilateral right to exercise these rights and convert them into cash or equity of BPI. BPI shareholders must essentially approve of any sale of a majority of the stock or assets of BPI to BHP.

              - BPI shareholders almost certainly would not approve any sale of a majority of the stock or assets of BPI to BHP in a transaction whereby BHP would exercise their stock appreciation rights. To do so would be economically irrational and while theoretically possible is highly improbable.

Based on the above reasoning, we deemed the fair value of the services to be provided by BHP to be more reliably measurable than the fair value of the rights, and therefore we used the approach described above to estimate the fair value of the services over the term of the agreement to be approximately $18,000. Because we determined that the fair value of the services received was more reliably measurable than the rights received by BHP, we determined that EITF 96-18 did not apply.

We also gave consideration to SFAS 133, which states in paragraph 6:

"A derivative instrument is a financial instrument or other contract with all three of the following characteristics:

       a) It has: (1) one or more underlyings and (2) one or more notional amounts or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required.





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October 28, 2005
Page 7


       b) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

       c) Its terms require or permit net settlement, it can readily be settled net by means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement."

We do not believe this agreement meets all three of these characteristics, specifically, it requires an initial investment of services to be performed, and it cannot be readily settled outside of the contract. In addition, SFAS 133 further states in paragraph 11:

"Notwithstanding the conditions of paragraphs 6-10, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this statement:

       a.     Contracts issued or held by that reporting entity that are both
              (1) indexed to its own stock and (2) classified in stockholders' equity in its statement of financial position.

       b. Contracts issued by the entity in connection with stock-based compensation arrangements addressed in FASB Statement No. 123, Accounting for Stock-Based Compensation.

       c. Contracts issued by the entity as contingent consideration for a business combination."

As we noted above, we believe this transaction meets the criteria of SFAS 123 and therefore does not require the application of SFAS 133.

We also believe that the provisions of EITF 00-19 do not apply. As stated in paragraph 3 "... This issue also does not address the accounting for contracts that are issued (a) to compensate employees or (b) to acquire goods or services from nonemployees when performance has not yet occurred. ..." The services have not yet been provided, so this EITF is not applicable in this case.

CONCLUSION:

Following the guidance provided by FAS 123 as discussed above, we estimated the fair value of services to be rendered by BHP over the term of the agreement to be approximately $18,000. Since we are on the full-cost method of accounting, this amount has been capitalized and will be amortized on a units-of-production basis. None of the services provided by BHP relate to proved reserves or wells that have been placed into production; therefore, the costs associated the TSA are excluded from amortization at July 31, 2005. We have adjusted our financial statements to record an asset of $18,000 that is included in Oil and Gas
Properties: Unproved and a corresponding credit to Other Long Term Liabilities for $18,000.



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October 28, 2005
Page 8


6. PLEASE TELL US HOW YOU DETERMINE WHETHER OR NOT BHP IS IN DEFAULT OF THE TECHNICAL SERVICES AGREEMENT.

       Our view of the default provision, Section 15 of the Technical Services Agreement (TSA), is that a material breach of the agreement by BHP could occur in several different ways. First, BHP could affirmatively state that they intend not to fulfill their obligation to provide Services (as that term is defined in the TSA). Second, we could specifically ask BHP to provide one of the services described in Part 4 of Exhibit A to the TSA and they could refuse to provide that service. Third, BHP could breach one of its more general obligations under the TSA, such as its exclusivity obligations under Section 5, its indemnification obligation under Sections 8.1, 8.3 and 8.5, or its confidentiality obligations under
       Section 10.1.

       We are obligated under Section 15 of the TSA to give BHP written notice of an alleged default and BHP will have 60 days to cure the alleged default. If BHP cures the alleged default, then there will be no Default as that term is defined in the TSA. If BHP disputes the existence of a default, a final decision concerning whether a Default exists will be made by an arbitrator. Thus, ultimately we will know a Default has occurred only if (i) we provide BHP written notice and they acknowledge the default or fail to respond or (ii) an arbitrator decides that a Default exists.

7. PLEASE CLARIFY WHETHER OR NOT BHP CAN ENTER INTO A MAJOR TRANSACTION WITHOUT THE PRESENCE OF A THIRD PARTY OFFER TO TRY TO ACQUIRE CONTROL OF YOUR COMPANY IN ORDER TO MAKE THE STOCK APPRECIATION RIGHTS EXERCISABLE.

       Nothing in the Technical Services Agreement (TSA) gives BHP the unilateral right to force a transaction that would make their stock appreciation rights exercisable. However, even in the absence of a third party offer to try to acquire control of BPI, BHP could make an offer to enter into a Major Transaction with BPI. In the absence of a third party offer, however, there is no reason for BPI or our shareholders to approve of such a transaction unless the price to be received, net of any credit to the price due to BHP's stock appreciation rights, reflected a fair market price for BPI without giving effect to any stock appreciation rights. This is so because BPI is not obligated to accept any offer from BHP except an offer that was made pursuant to BHP's right of first refusal. For reasons previously discussed, BPI would not likely entertain offers during the period of BHP's right of first refusal.

8. PLEASE CLARIFY THE NATURE OF THE SERVICES PROVIDED AND EXTENT TO WHICH BHP HAS PROVIDED SERVICES TO YOU FOR EACH PERIOD THAT THE AGREEMENT HAS BEEN IN PLACE.

       Part 4 of Exhibit A to the Technical Services Agreement (TSA) identifies the services that BHP has agreed to provide BPI (Services). As of July 31, 2005, BHP has provided the following Services pursuant to part 4 of Exhibit A to the TSA:



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October 28, 2005
Page 9


       - BHP engineers began evaluating test data accumulated by BPI on our Delta and Montgomery Projects. BHP engineers have made preliminary recommendations for siting the first three MRD pilot wells.

       - A BHP engineer has visited several U.S. based drilling companies and evaluated their capabilities in order to identify drillers capable of drilling MRD wells in a manner consistent with BHP best practices.

       - BHP has provided BPI with a sample bid tender BHP has used to solicit bids to drill MRD wells.

       - BHP engineers have made recommendations on drilling seven test wells on acreage BPI controls.

Notes to Interim Consolidated Financial Statements (unaudited) as of and for the nine months ended April 30, 2005, F-24

9. PLEASE ENHANCE YOUR POLICY DISCLOSURES TO DESCRIBE THE NATURE OF INCOME DURING THE EVALUATION PERIOD TO DISCLOSE THAT YOU WILL BEGIN RECORDING REVENUE ONCE IT HAS BEEN DETERMINED THAT YOU HAVE PROVED RESERVES.

       The interim financial statements have been replaced by audited financial statements for the fiscal year ended July 31, 2005. All sales during the fiscal year ended July 31, 2005 came from reserves that were evaluated/proved as of July 31, 2005. Accordingly, the income statement for the fiscal year ended July 31, 2005 reflects Gas Sales.


Explanatory Paragraph:

Finally, with respect to comment 60 of the Commission in a letter dated July 1, 2005, based upon comments received from our independent auditors and further review of SFAS 123 (including all examples cited therein), we have determined that the appropriate account to credit with respect to stock-based compensation expense is Additional Paid-In Capital. Accordingly, the audited financial statements incorporated into this amendment No. 3 to the S-1 reflect Additional Paid-In Capital.
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October 28, 2005
Page 10




If you need any additional information, please contact the undersigned or Derek
D. Bork of Thompson Hine LLP at 216-566-5527.



Sincerely,


/s/ George J. Zilich
George J. Zilich

cc: Ryan Milne (with enclosures)